 Exhibit 99.1

TransAlta Reports First Quarter 2023 Results and Raises 2023 Financial Guidance

CALGARY, AB, May 5, 2023 /CNW/ -

First Quarter 2023 Financial Highlights

  Adjusted EBITDA(1),(2) of $503 million, an increase of 94% over the same period in 2022
  Free Cash Flow ("FCF")(1) of $263 million, or $0.98 per share, an increase of 145% on a per-share basis from the same period in 2022
  Earnings before income taxes of $383 million, an improvement of $141 million from the same period in 2022
  Net earnings attributable to common shareholders of $294 million, an increase of $108 million from the same period in 2022
  Cash flow from operating activities of $462 million, an increase of 2% from the same period in 2022

Other Business Highlights

  Returned $36 million of capital to common shareholders through share buybacks of 3.2 million common shares
  Entered into an automatic share purchase plan to facilitate repurchases of common shares through the normal course issuer bid during blackout periods
  Announced agreement to acquire a 50% interest in a 320 MW early-stage pumped hydro development project
  Kent Hills rehabilitation program on track with 13 turbines reassembled and commissioning commenced in late April
  Garden Plain construction nearing completion with all turbines assembled and commercial operations to commence during the second quarter of 2023
  Northern Goldfields construction nearing completion with commercial operations to commence during the second quarter of 2023
  Mount Keith 132kV expansion project construction activities have commenced and are on track to be completed in latter half of 2023

2023 Revised Outlook

  Increased 2023 annual financial guidance as set out below:
    Adjusted EBITDA range of $1.45 billion to $1.55 billion, an increase of 19% at the midpoint of prior guidance
    FCF range of $650 million to $750 million, an increase of 15% at the midpoint of prior guidance
    Energy Marketing gross margin range of $130 million to $150 million, an increase of 40% at the midpoint of prior guidance

TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA) (NYSE: TAC) today reported its financial results for the three months ended March 31, 2023.

"Our first quarter results continue to demonstrate the value of our strategically diversified fleet. Our results benefited from our strong operations and asset optimization and hedging activities. With our performance across the fleet and our continuing positive expectations for the balance of year, we have revised our 2023 full year financial guidance upwards for both adjusted EBITDA and free cash flow, with revised midpoints exceeding the top end of our original targets to reflect stronger market conditions and solid operational performance," said John Kousinioris, President and Chief Executive Officer of TransAlta.

"We continue to advance our growth plan and are progressing several opportunities with 374 MW of projects in an advanced stage of development. Our progress is on track, and the cash flows from our legacy fleet are positioning us well to realize our Clean Electricity Growth Plan," added Mr. Kousinioris.

Key Business Developments

Automatic Share Purchase Plan

On March 27, 2023, the Company entered into an automatic share purchase plan ("ASPP") in order to facilitate repurchases of TransAlta's common shares under its previously announced normal course issuer bid ("NCIB"). The Company has received approval from the Toronto Stock Exchange to purchase up to 14,000,000 common shares during the 12-month period that commenced May 31, 2022 and terminates May 30, 2023, representing approximately 5.2 per cent of the Company's currently issued and outstanding Common Shares as at Dec. 31, 2022.

Under the ASPP, the Company's broker may purchase common shares from the effective date of the ASPP until the end of the NCIB. All purchases of common shares made under the ASPP will be included in determining the number of common shares purchased under the NCIB. Any common shares purchased by the Company pursuant to the NCIB will be cancelled. The ASPP will terminate on the earliest of the date on which: (a) the maximum purchase limits under the ASPP are reached; (ii) the NCIB expires; or (iii) the Company terminates the ASPP in accordance with its terms.

During the three months ended March 31, 2023, the Company purchased and cancelled a total of 3,169,300 common shares at an average price of $11.23 per common share, for a total cost of $36 million.

Early-Stage Pumped Hydro Development Project

On Feb. 16, 2023, the Company entered into a definitive agreement to acquire a 50 per cent interest in the Tent Mountain Renewable Energy Complex ("Tent Mountain"), an early-stage 320 MW pumped hydro energy storage development project, located in southwest Alberta, owned by Montem Resources Limited ("Montem"). The acquisition includes the land rights, fixed assets and intellectual property associated with the pumped hydro development project. The transaction closed on April 24, 2023. The Company paid Montem approximately $8 million on closing of the transaction and additional contingent payments of up to $17 million (approximately $25 million total) may become payable to Montem based on the achievement of specific development and commercial milestones. The Company and Montem own the Tent Mountain project within a special purpose partnership that is jointly managed, with the Company acting as project developer. The partnership is actively seeking an offtake agreement for the energy and environmental attributes generated by the facility.

Kent Hills Wind Facilities Update

Rehabilitation of the Kent Hills 1 and 2 wind facilities is well underway. All of the towers have been fully disassembled with foundation demolition and removal nearing completion. Construction of new foundations is progressing well, with approximately two-thirds of foundations poured. Tower reassembly is also progressing with 13 turbines reassembled to date and associated commissioning activities commenced. We continue to target returning all turbines to service in the second half of 2023. The current estimate of the capital expenditures is approximately $120 million, inclusive of insurance proceeds.

During the first quarter of 2023, the Company filed and served a statement of claim in the New Brunswick Court of King's Bench against certain defendants who the Company believes are responsible for, or contributed to, the failure of the turbine foundations at the Kent Hills 1 and 2 wind facilities. The claim seeks damages for lost profits, replacement costs, and other related costs to perform the remediation of Kent Hills 1 and 2, net of any insurance recoveries. The ability to recover any amounts is uncertain at this time.

First Quarter 2023 Highlights

$ millions, unless otherwise stated	Three Months Ended
	March 31, 2023	March 31, 2022
Adjusted availability (%)	92.0	89.1
Production (GWh)	5,972	5,359
Revenues	1,089	735
Adjusted EBITDA(1),(2)	503	259
FFO(1),(2)	374	179
FCF(1),(2)	263	108
Earnings before income taxes	383	242
Net earnings attributable to common shareholders	294	186
Cash flow from operating activities	462	451
Net earnings per share attributable to common shareholders, basic and diluted	1.10	0.69
FFO per share(1),(3)	1.40	0.66
FCF per share(1),(3)	0.98	0.40

First Quarter Financial Results Summary

Adjusted EBITDA(1),(2) for the three months ended March 31, 2023, was $503 million, an increase of $244 million, or 94 per cent compared to the same period in 2022, largely due to increased revenue from the Alberta electricity portfolio, driven primarily by gas, hydro and wind facilities as a result of higher merchant prices, increased revenue in the Energy Transition segment due to higher production at Centralia Unit 2 and stronger market prices in the Pacific Northwest and higher production in the Gas segment due to stronger market conditions in Alberta. Adjusted EBITDA was further improved by higher ancillary services revenues in Hydro, higher environmental attribute revenues in the Hydro and Wind and Solar segments and higher earnings from the Energy Marketing segment due to short-term trading of both physical and financial power and gas products across all North American deregulated markets. These increases were partially offset by higher fuel and purchased power resulting from higher market price of coal and higher coal usage, higher carbon compliance costs in the Gas segment due to higher carbon price per tonne and higher gas production, lower production in the Wind and Solar segment due to stronger wind resources in the first quarter of 2022 and higher OM&A in the Energy Marketing and Corporate segments.

FCF(1) for the three months ended March 31, 2023, was $263 million compared to $108 million in the same period of 2022, driven primarily by higher adjusted EBITDA and lower interest expense. This was partially offset by higher current income tax expense, higher distributions paid to subsidiaries' non-controlling interests and changes in provisions compared to 2022. The Company expects a portion of the current tax expenses to reverse during the balance of the year as projects under construction are completed including the Garden Plain wind project  and projects in Australia.

Net earnings attributable to common shareholders for the three months ended March 31, 2023, was $294 million compared to $186 million in the same period of 2022, an increase of $108 million. During the first quarter of 2023, the Company benefited from higher revenues, partially offset by higher fuel and purchased power, higher carbon compliance costs, higher depreciation due to the acceleration of useful lives on certain facilities in 2022, higher OM&A costs related to the Corporate and Energy Marketing segments, lower asset impairment reversals, and higher income tax expense due to higher earnings before tax. Net earnings attributable to common shareholders in the current period were impacted by higher net earnings allocated to non-controlling interests.

Cash flow from operating activities for the three months ended March 31, 2023, was $462 million, an increase of $11 million compared with the same period in 2022, primarily due to higher revenues net of unrealized gains and losses from risk management activities. This was partially offset by higher unfavourable changes in working capital, mainly from changes in collateral paid and received and higher fuel and purchase power and carbon compliance costs.

Alberta Electricity Portfolio

The Alberta electricity portfolio generated gross margin of $349 million, an increase of $185 million compared to the same period in 2022. Higher gross margin was the result of increased merchant production and higher realized prices for our Gas and Hydro segment, merchant hedging contributions and growing contribution from contracted wind.

Alberta power prices for the first quarter of 2023 were higher compared to last year as a result of generally higher demand in the province and significantly lower net power imports due to strong prices in adjacent power markets. The average pool price increased as a result of these factors from $90 per MWh in 2022 to $142 per MWh in 2023.

For the three months ended March 31, 2023, the Alberta electricity portfolio achieved a realized merchant power price of $156 per MWh, compared to the Alberta electricity price, which averaged $142 per MWh. Higher realized merchant power pricing for energy across the fleet was due to higher market prices and optimization of our available capacity across all fuel types. The segment spot prices exclude gains and losses from hedging positions that are entered into in order to mitigate the impact of unfavourable market pricing.

Hedged volume for the three months ended March 31, 2023 was 2,046 GWh at an average price of $136 per MWh compared to 1,738 GWh at an average price of $84 per MWh in 2022.

Increased 2023 Financial Guidance

The Company increased its 2023 outlook for adjusted EBITDA to be between $1.45 billion and $1.55 billion. The midpoint of the range represents a 19% increase over the Company's previous 2023 outlook as at the fourth quarter of 2022.

FCF outlook has also been increased and is now expected to be between $650 million and $750 million. The midpoint of the range represents a 15% increase over the Company's previous 2023 outlook.

The Energy Marketing gross margin range has been revised to $130 million to $150 million, an increase of 40% at the midpoint of the Company's previous 2023 outlook.

The following table provides additional details pertaining to the 2023 outlook:

Measure	Updated Target 2023	Original Target 2023	2022 Actuals
Adjusted EBITDA(1)(2)	$1.45 billion - $1.55 billion	$1.2 billion - $1.32 billion	$1.63 billion
FCF(1)(2)	$650 million - $750 million	$560 million - $660 million	$961 million

 Range of key 2023 power and gas price assumptions:

Market	Updated 2023 Assumptions	2023 Original Assumptions
Alberta Spot ($/MWh)	$125 to $145	$105 to $135
Mid-C Spot (US$/MWh)	US$90 to US$100	US$75 to US$85
AECO Gas Price ($/GJ)	$2.50	$4.60

Alberta spot price sensitivity: a +/- $1 per MWh change in spot price is expected to have a +/- $5 million impact on adjusted EBITDA for 2023.

 Other assumptions relevant to the 2023 outlook:

	Updated 2023 Expectations	Original Expectations
Energy Marketing gross margin	$130 million - $150 million	$90 million - $110 million

Range of Alberta hedging assumptions:
Range of hedging assumptions	Q2 2023	Q3 2023	Q4 2023
Hedged production (GWh)	1,727	1,630	1,411
Hedge price ($/MWh)	$90	$89	$77
Hedged gas volumes (GJ)	16 million	16 million	15 million
Hedge gas prices ($/GJ)	$2.32	$2.31	$2.26

Liquidity and Financial Position

The Company continues to maintain a strong financial position in part due to long-term contracts and hedged positions. As at March 31, 2023, TransAlta had access to $2.6 billion in liquidity, including $1.2 billion in cash and cash equivalents.

Normal Course Issuer Bid

During the three months ended March 31, 2023, the Company purchased and cancelled a total of 3,169,300 common shares at an average price of $11.23 per common share, for a total cost of $36 million.

Segmented Financial Performance

($ millions)	Three months ended
	March 31, 2023	March 31, 2022
Hydro	106	61
Wind and Solar	88	89
Gas	240	105
Energy Transition	54	5
Energy Marketing	39	17
Corporate	(24)	(18)
Adjusted EBITDA(1)	503	259
Earnings before income taxes	383	242

Hydro:

  Adjusted EBITDA(1),(2) for the three months ended March 31, 2023, increased by $45 million compared to the same period in 2022, primarily due higher power and ancillary service prices in the Alberta market and higher environmental attribute revenues. In addition, the Company captured revenue through forward hedging for the Alberta Hydro Assets and realized gains from the hedging strategy in the first quarter of 2023.

Wind and Solar:

  Adjusted EBITDA(1),(2) for the three months ended March 31, 2023, decreased by $1 million compared to the same period in 2022, primarily from lower production due in part to weaker wind resources during the quarter and lower liquidated damages recognized at the Windrise wind facility, partially offset by higher environmental attribute revenues and higher power pricing.

Gas:

  Adjusted EBITDA(1),(2) for the three months ended March 31, 2023, increased by $135 million compared to the same period in 2022, mainly due to higher realized energy prices for our Alberta merchant assets, net of hedging,  lower natural gas prices and lower OM&A due to staffing reductions in Alberta. This was partially offset by increased natural gas consumption and carbon compliance costs driven by higher production, higher carbon price per tonne and lower Ontario merchant pricing and steam generation.

Energy Transition:

  Adjusted EBITDA(1),(2) for the three months ended March 31, 2023, increased by $49 million compared to the same period in 2022, primarily due to increased production stemming from strong market prices in the Pacific Northwest and higher availability at Centralia Unit 2.

Energy Marketing:

  Adjusted EBITDA(1),(2) for the three months ended March 31, 2023, increased by $22 million compared to the same period in 2022. Results exceeded segment expectations from short-term trading of both physical and financial power and gas products across all North American deregulated markets. The Company was able to capitalize on short-term volatility in the trading markets while maintaining the overall risk profile of the business unit.

Corporate:

  Our Corporate costs for the three months ended March 31, 2023, increased by $6 million compared to the same period in 2022, primarily due to recoveries realized in 2022, increased spending to support strategic and growth initiatives, lower allocations of corporate costs to the generation segments and increased costs due to inflationary pressures.

Conference call

TransAlta will hold a conference call and webcast at 9:00 a.m. MST (11:00 a.m. EST) today, May 5, 2023, to discuss our first quarter 2023 results. The call will begin with a short address by John Kousinioris, President and Chief Executive Officer, and Todd Stack, EVP Finance and Chief Financial Officer, followed by a question and answer period for investment analysts and investors. A question and answer period for the media will immediately follow.

Dial-in number - First Quarter 2023 Conference Call

Toll-free North American participants call: 1-888-664-6392

A link to the live webcast will be available on the Investor Centre section of TransAlta's website at https://transalta.com/investors/presentations-and-events/. If you are unable to participate in the call, the instant replay is accessible at 1-888-390-0541 (Canada and USA toll free) with TransAlta pass code 337489 followed by the # sign. A transcript of the broadcast will be posted on TransAlta's website once it becomes available.

Notes

(1)	These items are not defined and have no standardized meaning under IFRS. Presenting these items from period to period provides management and investors with the ability to evaluate earnings (loss) trends more readily in comparison with prior periods' results. Please refer to the Non-IFRS Measures section of this earnings release for further discussion of these items, including, where applicable, reconciliations to measures calculated in accordance with IFRS.
(2)	During the second quarter of 2022, our adjusted EBITDA composition was amended to include the impact of closed exchange positions that are effectively settled by offsetting positions with the same counterparty to reflect the performance of the assets and the Energy Marketing segment in the period in which the transactions occur. The Company has applied this composition to all previously reported periods.
(3)	Funds from operations per share and free cash flow per share are calculated using the weighted average number of common shares outstanding during the period. The weighted average number of common shares outstanding for March 31, 2023, was 268 million shares (March 31, 2022 – 271 million). Please refer to the Non-IFRS Measures section in this earnings release for the purpose of these non-IFRS ratios.

Non-IFRS financial measures and other specified financial measures

We use a number of financial measures to evaluate our performance and the performance of our business segments, including measures and ratios that are presented on a non-IFRS basis, as described below. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from our audited annual 2022 consolidated financial statements and the unaudited interim condensed consolidated statements of earnings (loss) for the three months ended March 31, 2023, prepared in accordance with IFRS. We believe that these non-IFRS amounts, measures and ratios, read together with our IFRS amounts, provide readers with a better understanding of how management assesses results.

Non-IFRS amounts, measures and ratios do not have standardized meanings under IFRS. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, as an alternative to, or more meaningful than, our IFRS results.

Adjusted EBITDA

Each business segment assumes responsibility for its operating results measured by adjusted EBITDA. Adjusted EBITDA is an important metric for management that represents our core business profitability. In the second quarter of 2022, our adjusted EBITDA composition was adjusted to include the impact of closed positions that are effectively settled by offsetting positions with the same counterparty to reflect the performance of the assets and the Energy Marketing segment in the period in which the transactions occur. Accordingly, the Company has applied this composition to all previously reported periods. Interest, taxes, depreciation and amortization are not included, as differences in accounting treatments may distort our core business results. In addition, certain reclassifications and adjustments are made to better assess results, excluding those items that may not be reflective of ongoing business performance. This presentation may facilitate the readers' analysis of trends.

Average Annual EBITDA

Average annual EBITDA is a non-IFRS financial measure that is forward-looking, used to show the average annual EBITDA that the project currently under construction is expected to generate upon completion.

Funds From Operations ("FFO")

FFO is an important metric as it provides a proxy for cash generated from operating activities before changes in working capital and provides the ability to evaluate cash flow trends in comparison with results from prior periods. FFO is a non-IFRS measure.

Free Cash Flow ("FCF")

FCF is an important metric as it represents the amount of cash that is available to invest in growth initiatives, make scheduled principal repayments on debt, repay maturing debt, pay common share dividends or repurchase common shares. Changes in working capital are excluded so FFO and FCF are not distorted by changes that we consider temporary in nature, reflecting, among other things, the impact of seasonal factors and timing of receipts and payments. FCF is a non-IFRS measure.

Non-IFRS Ratios

FFO per share, FCF per share and adjusted net debt to adjusted EBITDA are non-IFRS ratios that are presented in the MD&A. Refer to the Reconciliation of Cash Flow from Operations to FFO and FCF and Key Non-IFRS Financial Ratios sections of the MD&A for additional information.

FFO per share and FCF per share

FFO per share and FCF per share are calculated using the weighted average number of common shares outstanding during the period. FFO per share and FCF per share are non-IFRS ratios.

Reconciliation of these non-IFRS financial measures to the most comparable IFRS measure are provided below.

Reconciliation of Non-IFRS Measures on a Consolidated Basis

The following table reflects adjusted EBITDA by segment and provides reconciliation to earnings (loss) before income taxes for the period ended March 31, 2023:

Three months ended March 31, 2023	Hydro	Wind & Solar(1)	Gas	Energy Transition	Energy Marketing	Corporate	Total	Equity accounted investments(1)	Reclass adjustments	IFRS financials
Revenues	125	115	495	267	92	—	1,094	(5)	—	1,089
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	(1)	—	(64)	(14)	16	—	(63)	—	63	—
Realized gain (loss) on closed exchange positions	—	—	(13)	—	(55)	—	(68)	—	68	—
Decrease in finance lease receivable	—	—	13	—	—	—	13	—	(13)	—
Finance lease income	—	—	4	—	—	—	4	—	(4)	—
Adjusted revenues	124	115	435	253	53	—	980	(5)	114	1,089
Fuel and purchased power	5	9	130	181	—	—	325	—	—	325
Reclassifications and adjustments:
Australian interest income	—	—	(1)	—	—	—	(1)	—	1	—
Adjusted fuel and purchased power	5	9	129	181	—	—	324	—	1	325
Carbon compliance	—	—	32	—	—	—	32	—	—	32
Gross margin	119	106	274	72	53	—	624	(5)	113	732
OM&A	12	17	41	17	14	24	125	(1)	—	124
Taxes, other than income taxes	1	3	4	1	—	—	9	—	—	9
Net other operating income	—	(2)	(11)	—	—	—	(13)	—	—	(13)
Adjusted EBITDA(2)	106	88	240	54	39	(24)	503
Equity income										2
Finance lease income										4
Depreciation and amortization										(176)
Asset impairment reversals										3
Net interest expense										(59)
Foreign exchange loss										(3)
Earnings before income taxes										383

(1)	The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2)	Adjusted EBITDA is not defined and has no standardized meaning under IFRS. Refer to the Additional IFRS Measures and Non-IFRS Measures section of this news release.

The following table reflects adjusted EBITDA by segment and provides reconciliation to earnings (loss) before income taxes for the period ended March 31, 2022:

Three months ended March 31, 2022	Hydro	Wind & Solar(1)	Gas	Energy Transition	Energy Marketing	Corporate	Total	Equity accounted investments(1)	Reclass adjustments	IFRS financials
Revenues	77	95	434	106	26	1	739	(4)	—	735
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	—	13	(162)	11	10	—	(128)	—	128	—
Realized gain (loss) on closed exchange positions(2)	—	—	3	—	(10)	—	(7)	—	7	—
Decrease in finance lease receivable	—	—	11	—	—	—	11	—	(11)	—
Finance lease income	—	—	5	—	—	—	5	—	(5)	—
Unrealized foreign exchange gain on commodity	—	—	—	—	(2)	—	(2)	—	2	—
Adjusted revenues	77	108	291	117	24	1	618	(4)	121	735
Fuel and purchased power	4	8	131	94	—	1	238	—	—	238
Reclassifications and adjustments:
Australian interest income	—	—	(1)	—	—	—	(1)	—	1	—
Adjusted fuel and purchased power	4	8	130	94	—	1	237	—	1	238
Carbon compliance	—	—	18	1	—	—	19	—	—	19
Gross margin	73	100	143	22	24	—	362	(4)	120	478
OM&A	11	16	44	16	7	18	112	—	—	112
Taxes, other than income taxes	1	2	4	1	—	—	8	—	—	8
Net other operating income	—	(7)	(10)	—	—	—	(17)	—	—	(17)
Adjusted EBITDA(3)	61	89	105	5	17	(18)	259
Equity income										2
Finance lease income										5
Depreciation and amortization										(117)
Asset impairment reversals										42
Net interest expense										(67)
Foreign exchange gain and other gains										2
Earnings before income taxes										242

(1)	The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2)	In 2022, our adjusted EBITDA composition was adjusted to include the impact of closed positions that are effectively settled by offsetting positions with the same counterparty to reflect the performance of the assets and the Energy Marketing segment in the period in which the transactions occur.
(3)	Adjusted EBITDA is not defined and has no standardized meaning under IFRS. Refer to the Additional IFRS Measures and Non-IFRS Measures section of this news release.

Reconciliation of Cash flow from operations to FFO and FCF

The table below reconciles our cash flow from operating activities to our FFO and FCF:

	Three Months Ended
$ millions unless otherwise stated	March 31, 2023	March 31, 2022
Cash flow from operating activities(1)	462	451
Change in non-cash operating working capital balances	(42)	(284)
Cash flow from operations before changes in working capital	420	167
Adjustments
Share of adjusted FFO from joint venture(1)	3	3
Decrease in finance lease receivable	13	11
Realized gain on closed positions with same counterparty	(68)	(7)
Other(2)	6	5
FFO(3)	374	179
Deduct:
Sustaining capital(1)	(20)	(17)
Productivity capital	—	(1)
Dividends paid on preferred shares	(13)	(10)
Distributions paid to subsidiaries' non-controlling interests	(76)	(42)
Principal payments on lease liabilities	(2)	(1)
FCF(3)	263	108
Weighted average number of common shares outstanding in the period	268	271
FFO per share(3)	1.40	0.66
FCF per share(3)	0.98	0.40

(1)	Includes our share of amounts for Skookumchuck, an equity accounted joint venture.
(2)	Other consists of production tax credits, which is a reduction to tax equity debt, less distributions from equity accounted joint venture.
(3)	These items are not defined and have no standardized meaning under IFRS. Refer to the Additional IFRS Measures and Non-IFRS Measures section of the MD&A.

The table below bridges our adjusted EBITDA to our FFO and FCF for the three months ended March 31, 2023 and 2022:

	Three Months Ended
	March 31, 2023	March 31, 2022
Adjusted EBITDA(1)(4)	503	259
Provisions	3	10
Interest expense	(45)	(54)
Current income tax expense(2)	(60)	(12)
Realized foreign exchange gain (loss)	(7)	2
Decommissioning and restoration costs settled	(7)	(7)
Other non-cash items	(13)	(19)
FFO(3)(4)	374	179
Deduct:
Sustaining capital(4)	(20)	(17)
Productivity capital	—	(1)
Dividends paid on preferred shares	(13)	(10)
Distributions paid to subsidiaries' non-controlling interests	(76)	(42)
Principal payments on lease liabilities	(2)	(1)
FCF(3)	263	108

(1)	Adjusted EBITDA is defined in the Additional IFRS Measures and Non-IFRS Measures section of this MD&A and reconciled to earnings (loss) before income taxes above.
(2)	The Company incurred higher current tax expense for the first quarter of 2023, due to utilizing a large portion of its loss carryforwards during the fourth quarter of 2022. The Company expects a portion of the current tax expense to reverse during the balance of the year as projects under construction are completed including the Garden Plain wind project and projects in Australia.
(3)	These items are not defined and have no standardized meaning under IFRS. FFO and FCF are defined in the Additional IFRS Measures and Non-IFRS Measures section of this MD&A and reconciled to cash flow from operating activities above.
(4)	Includes our share of amounts for Skookumchuck wind facility, an equity accounted joint venture.

TransAlta is in the process of filing its unaudited interim Consolidated Financial Statements and accompanying notes, as well as the associated Management's Discussion & Analysis ("MD&A"). These documents will be available today on the Investors section of TransAlta's website at www.transalta.com or through SEDAR at www.sedar.com.

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy efficient and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 111 years, TransAlta has been a responsible operator and a proud member of the communities where we operate and where our employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and its climate change strategy with CDP (formerly Climate Disclosure Project) and the Task Force on Climate-related Financial Disclosures (TCFD) recommendations. TransAlta has achieved a 68 per cent reduction in GHG emissions or 22 million tonnes since 2015 and has received scores of A- from CDP and A from MSCI.

For more information about TransAlta, visit our web site at transalta.com.

Cautionary Statement Regarding Forward-Looking Information

This news release contains "forward-looking information", within the meaning of applicable Canadian securities laws, and "forward-looking statements", within the meaning of applicable United States securities laws, including the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking statements). In some cases, forward-looking statements can be identified by terminology such as "plans", "expects", "proposed", "will", "anticipates", "develop", "continue", and similar expressions suggesting future events or future performance. In particular, this news release contains, without limitation, statements pertaining to: the rehabilitation of the Kent Hills 1 and 2 wind facilities, including the expected date that the facilities will fully return to service and capital expenditures; the development of the Tent Mountain pumped hydro project; the Mount Keith transmission and Northern Goldfields projects under construction in Australia, including the expected timing of commercial operations; our ability to progress 374 MW of advanced stage projects; and our 2023 financial guidance, including expectations regarding adjusted EBITDA, free cash flow and gross margin from the Energy Marketing segment; expectations on power and gas prices, including Alberta merchant spot prices; and Alberta hedging assumptions.

The forward-looking statements contained in this news release are based on many assumptions including, but not limited to, the following material assumptions: no significant changes to applicable laws and regulations beyond those that have already been announced; merchant power prices in Alberta and the Pacific Northwest; the Alberta hedge position, including price and volume of hedged power; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations, including under our power purchase agreements; our proportionate ownership of TransAlta Renewables not changing materially; and no material decline in the dividends expected to be received from TransAlta Renewables. Forward-looking statements are subject to a number of significant risks, uncertainties and assumptions that could cause actual plans, performance, results or outcomes to differ materially from current expectations. Factors that may adversely impact what is expressed or implied by forward-looking statements contained in this news release include, but are not limited to: fluctuations in merchant power prices, including lower pricing in Alberta, Ontario and Mid-Columbia; changes in demand for electricity and capacity; our ability to contract or hedge our electricity generation for prices and at volumes that will provide expected returns; risks relating to our growth projects, including the Tent Mountain pumped hydro project and risks relating to interconnection, offtake contracts and geotechnical and environmental conditions of such project; our ability to replace or renew contracts as they expire; risks associated with our projects under construction and projects in development, namely as it pertains to capital costs, permitting, land rights, engineering risks, and delays in the construction or commissioning of such projects; any difficulty raising needed capital in the future, including debt, equity and tax equity, as applicable, on reasonable terms or at all; changes to the legislative, regulatory and political environments in the jurisdictions in which we operate; environmental requirements and changes in, or liabilities under, these requirements; operational risks involving our facilities, including unplanned outages; disruptions in the transmission and distribution of electricity, including congestion and basis risk; restricted access to capital and increased borrowing costs; changes in short-term and/or long-term electricity supply and demand; reductions in production; increased costs; a higher rate of losses on our accounts receivables due to credit defaults; impairments and/or write-downs of assets; adverse impacts on our information technology systems and our internal control systems, including increased cybersecurity threats; commodity risk management and energy trading risks, including the effectiveness of the Company's risk management tools associated with hedging and trading procedures to protect against significant losses; reduced labour availability and ability to continue to staff our operations and facilities; disruptions to our supply chains, including our ability to secure necessary equipment on the expected timelines or at all; the effects of weather, including man made or natural disasters, as well as climate-change related risks; unexpected increases in cost structure; reductions to our generating units' relative efficiency or capacity factors; disruptions in the source of fuels, including natural gas and coal, as well as the extent of water, solar or wind resources required to operate our facilities; general economic risks, including deterioration of equity markets, increasing interest rates or rising inflation; failure to meet financial expectations; general domestic and international economic and political developments, including armed hostilities, the threat of terrorism, diplomatic developments or other similar events; equipment failure and our ability to carry out or have completed the repairs in a cost-effective manner timely manner or at all, including if the rehabilitation at the Kent Hills wind facilities is more costly than expected; industry risk and competition; public health crises and the impacts of any restrictive directives of government and public health authorities; fluctuations in the value of foreign currencies; structural subordination of securities; counterparty credit risk; changes to our relationship with, or ownership of, TransAlta Renewables; changes in the payment or receipt of future dividends, including from TransAlta Renewables; inadequacy or unavailability of insurance coverage; our provision for income taxes; legal, regulatory and contractual disputes and proceedings involving the Company; reliance on key personnel; labour relations matters and other risks and uncertainties discussed in the Company's materials filed with the securities regulatory authorities from time to time and as also set forth in the Company's MD&A and Annual Information Form for the year ended December 31, 2022. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta's expectations only as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Note: All financial figures are in Canadian dollars unless otherwise indicated.

View original content:https://www.prnewswire.com/news-releases/transalta-reports-first-quarter-2023-results-and-raises-2023-financial-guidance-301817023.html

SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/May2023/05/c3853.html

%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 07:15e 05-MAY-23